Mail Stop 4561

      January 25, 2006



Michael Jacobson
Chief Executive Officer
Premiere Publishing Group, Inc.
386 Park Avenue South, 16th Floor
New York, New York 10016

Re:	Premiere Publishing Group, Inc.
      Form SB-2
      File No. 333-129997
      Amended on January 12, 2006

Dear Mr. Jacobson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors - page 6

If our business plan fails, our company will dissolve and investors may not receive any portion of their investment back - page 6
1. We note your response to Comment 20, and the revised disclosure with respect to senior note holders. Please revise to clarify, if true, that because the senior note holders have priority in the event of liquidation, equity investors would be unlikely to receive invested funds should this event occur.

Our Business - page 11

Trump World Magazine - page 11
2. We note your response to Comment 31, but are unable to determine where you made the referenced change. Please advise or revise.

Financial Statements and Notes

General

3. Please update your financial statements in accordance with Rule
3-
12 of Regulation S-X.

Consolidated Statement of Stockholder`s Equity, page F-4

4. We noted from your response to comment 41 that transactions involving services provided by employees was measured using the fair market value of the services provided. Tell us what consideration was given to paragraph 16 of SFAS 123 as it requires that equity instruments issued to employees and the cost of services received as consideration shall be measured and recognized based on the fair value of the equity instruments issued.

Note 2 - Acquisitions, page F-9
5. We have considered your response to comment 43. If you believe that you are within the scope of SFAS 141, it appears that under paragraph 19 you are not the accounting acquirer.
Alternatively,
if you are not within the scope of SFAS 141 because the shell company does not meet the definition of a business under EITF 98-3, then it appears you would account for the transaction as a recapitalization.
In either scenario, the historical operations of Sobe Life would be reflected as the predecessor in your financial statements and there would be no step up in their basis. Please revise accordingly.

Note 3 - Debentures Payable

6. We have read and considered your response to comment 45. As previously requested, clarify to us of how the 6,666 shares underlying the units are recorded in your financial statements. Specifically, since each unit comprised a note and shares of common stock it is unclear from your response and your financial statements whether you allocated the value between the various components of the unit. In your response, please include the financial statement line item in which the transaction is reflected and the related amount that was recognized.

Note 4 - Commitments, page F-10

7. We have read and considered your response to comment 46. We still did not understand how you reached the conclusion that the issuance of the 2 million shares should have been accounted for as a period cost. Please provide us the accounting literature that supports your conclusion. We continue to believe that the issuance of such shares represents the cost incurred by you to have Donald Trump enter into the license agreement. Such cost should be used to value the amended license agreement for the use of the "Trump" name and amortized over the specified term of the license agreement.

Part II-Information Not Required in Prospectus

Item 28-Undertakings
8. We note your response to Comment 53, but do not agree that the undertaking required by paragraph (g) is limited to primary offerings by an issuer. Please revise to include the undertaking, or provide us with the analysis in support of your belief that the undertaking does not apply to selling shareholder registration statements.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Yolanda Crittenden, Accountant, at (202) 551-3472 or Cicely Luckey, Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202)
551-
3415 or the undersigned at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel



cc:	Hank Gracin, Esq. (via facsimile)

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Premiere Publishing Group, Inc.
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